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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                          BIOSAFE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  090932 10 4
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

      John M. Liviakis, 2420 "K" Street, Suite 220, Sacramento, CA 95816
                                 (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 July 14, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090932 10 4           SCHEDULE 13D   Page     2    of     11    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          WC, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          State of California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    766,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   766,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          766,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          4.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 090932 10 4           SCHEDULE 13D   Page     3    of     11    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          John M. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     766,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               766,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          766,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          4.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 090932 10 4           SCHEDULE 13D   Page     4    of     11    Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Renee A. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     766,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               766,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          766,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          4.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this Amendment No. 1 to Schedule 13D relates is common stock, $0.001 par value (the "Common Stock"), issued by BioSafe International, Inc., a Nevada corporation (the "Corporation"). The principal offices of the Corporation are located at 10 Fawcett Street, Cambridge, Massachusetts 02138.


2.       IDENTITY AND BACKGROUND.

         This Amended Schedule 13D is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML") and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance, and the address of LFC's principal business is 2420 "K" Street, Suite 220, Sacramento, California 95816. The officers of LFC are JML, who is LFC's President, Robert B. Prag ("RBP"), who is LFC's Senior Vice President, and RAL, who is LFC's Chief Financial Officer, Treasurer and Secretary. Their respective positions with LFC represent the principal employment of each of JML, RBP and RAL. JML, RBP and RAL are LFC's directors, and JML and RAL are the sole stockholders of LFC. JML, RBP and RAL are all citizens of the United States, and their business address is LFC's principal business address listed above.

         During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         RBP holds 66,085 shares of Common Stock and has the presently exercisable right to acquire an additional 64,000 shares of Common Stock through the exercise of outstanding stock purchase warrants issued by the Corporation. An individual retirement account for the benefit of RBP (the "IRA") holds 18,175 shares of Common Stock and has the presently exercisable right to acquire an additional 22,500 shares of Common Stock through the exercise of outstanding stock purchase warrants issued by the Corporation. LFC, JML and RAL disclaim any beneficial ownership in any of the shares of Common Stock owned by RBP or the IRA or which RBP or the IRA has the right to acquire.

3.       SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         The Schedule 13D was originally filed to report 890,000 shares of the Corporation's Common Stock which LFC received May 1995 in consideration of entering into and performing services under a Consulting Agreement, effective as of February 1, 1995 with the Corporation (the "Consulting Agreement"), a copy of which was attached to the Schedule 13D as Exhibit "A", and the payment by LFC of $0.01 in cash per share.

         Subsequent to the filing of the Schedule 13D, LFC received in 1995 an aggregate of 20,000 additional shares of Common Stock pursuant to the Consulting Agreement for similar consideration. The Consulting Agreement was subsequently terminated, as memorialized in an Agreement and Release (the "Agreement and Release") between the Corporation, BioSafe, Inc., which is a subsidiary of the Corporation, and LFC dated as of January 20, 1997, a copy of which is attached hereto as Exhibit C. Between June 26, 1997 and July 14, 1997, LFC sold an aggregate of 144,000 shares of Common Stock.

         The source of the funds, amounting to $0.01 per share, utilized in LFC's acquisition of the shares of Common Stock was LFC's working capital.


4.       PURPOSE OF TRANSACTION.

         LFC acquired the 910,000 shares of Common Stock, which were received pursuant to the Consulting Agreement, with the intention to hold such securities for investment purposes.

         LFC, its officers and directors have no plans or proposals which relate to or would result in, among other things, any extraordinary corporate transaction to which the Corporation would be a party or by which it would be affected; the sale or transfer of a material amount of assets of the Corporation or any wholly owned subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing any securities of the Corporation to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         LFC holds 766,000 shares of Common Stock. LFC believes that these shares represent approximately 4.3% of the shares of Common Stock issued and outstanding, based on the 17,662,571 outstanding shares reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended
March 31, 1997. LFC has the sole voting and investment power with respect to all such shares, which is exercised through JML, RBP and RAL as its officers and directors. LFC, JML and RAL have not engaged in any transaction in shares of Common Stock during the past 60 days, except for the following open market sales of Common Stock on the Nasdaq SmallCap Market:

         1. On June 26, 1997, LFC sold 16,000 shares at a price of $0.41 per share.

         2. On June 27, 1997, LFC sold 24,000 shares at a price of $0.41 per share.

         3. On June 30, 1997, LFC sold 24,000 shares at a price of $0.38 per share.

         4.  On July 1, 1997, LFC sold 24,000 shares at a price of
$0.38 per share.

         5.  On July 2, 1997, LFC sold 24,000 shares at a price of
$0.38 per share.

         6.  On July 3, 1997, LFC sold 24,000 shares at a price of
$0.38 per share.

         7.  On July 14, 1997, LFC sold 8,000 shares at a price of
$0.38 per share.


6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation, other than pursuant to the Consulting Agreement and the Agreement and Release.


7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated effective as of February 1, 1995, between the Corporation and LFC.

         Exhibit B - Agreement of LFC, JML and RAL pursuant to Rule 13d-1(f).

         Exhibit C - Agreement and Release between the Corporation, BioSafe, Inc., and LFC dated as of January 20, 1997.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 28, 1997                  LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                        By:/s/John M. Liviakis
                                           ------------------------------------
                                              John M. Liviakis, President


                                              /s/John M. Liviakis
                                        ---------------------------------------
                                                 John M. Liviakis


                                              /s/Renee A. Liviakis
                                        ---------------------------------------
                                                 Renee A. Liviakis

                                   EXHIBIT "C"

                              AGREEMENT AND RELEASE

         This Agreement and Release (the "Agreement") by and between BioSafe International, Inc., a Nevada corporation (the "Company"), BioSafe, Inc., a subsidiary of the Company ("BioSub"), and Liviakis Financial Communications, Inc., a California corporation ("LFC"), is made and entered into as of the 20th day of January, 1997 (the "Effective Date").

                                    Recitals

         LFC has acted as the financial public relations consultant to the Company and BioSub pursuant to that certain Consulting Agreement (the "Consulting Agreement") dated February 1, 1995 by and between BioSub and LFC. As a result of a corporate reorganization involving BioSub, the Company became the corporate parent of BioSub and effectively succeeded to the rights and duties of BioSub under the Consulting Agreement. The Company terminated the Consulting Agreement effective October 7, 1996. The Company and BioSub, on the one hand, and LFC, on the other, desire to resolve all matters arising out of the Consulting Agreement or otherwise affecting their relationship.

                                    Agreement

         In consideration of the premises and the mutual covenants of the parties hereto, the Company, BioSub and LFC hereby agree as follows:

         1. Mutual Releases. LFC, for itself and its successors and assigns, hereby releases and discharges the Company and BioSub, together with their respective agents, officers and directors in their capacities as such, of and from all debts, claims, obligations, damages, liabilities, demands, costs, expenses, indebtedness and causes of action of every kind and nature whatsoever, whether now known or unknown, suspected or unsuspected, fixed, conditional or contingent, which LFC ever had, may now have, or may hereafter have against the Company or BioSub, for any injury, damage, loss or expense associated with or resulting from any matter, event or omission occurring prior to the date hereof, including without limitation any non-payment of cash or securities the payment of which is contemplated by Section 4.1 of the Consulting Agreement.

         The Company, for itself and its successors and assigns, hereby releases and discharges LFC, together with its agents, officers and directors in their capacities as such, of and from all debts, claims, obligations, damages, liabilities, demands, costs, expenses, indebtedness and causes of action of every kind and nature whatsoever, whether now known or unknown, suspected or unsuspected, fixed, conditional or contingent, which the Company ever had, may now have, or may hereafter have against LFC, for any injury, damage, loss or expense associated with or resulting from any matter, event or omission occurring prior to the date hereof.

         BioSub, for itself and its successors and assigns, hereby releases and discharges LFC, together with its agents, officers and directors in their capacities as such, of and from all debts, claims, obligations, damages, liabilities, demands, costs, expenses, indebtedness and causes of action of every kind and nature whatsoever, whether now known or unknown, suspected or unsuspected, fixed, conditional or contingent, which BioSub ever had, may now have, or may hereafter have against LFC, for any injury, damage, loss or expense associated with or resulting from any matter, event or omission occurring prior to the date hereof.

         The Company, BioSub and LFC expressly waive the protection of Section 1542 of the California Civil Code and waive and release any rights or benefits arising thereunder. Section 1542 of the California Civil Code states:

         A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

         2. Release of Restrictions on Shares. The Company hereby represents and warrants to LFC that the 910,000 shares of Company Common Stock (the "Shares") delivered to LFC pursuant to the Consulting Agreement have been registered for resale by LFC under the Securities Act of 1933, as amended, pursuant to a registration statement, as amended, filed by the Company pursuant to said Act and declared effective by the Securities and Exchange Commission. The Company and BioSub hereby waive and release any and all contractual and other restrictions that might otherwise apply to a resale of the Shares by LFC and hereby consent to and grant permission for the sale of Shares by LFC at such times as LFC shall in its sole discretion determine, provided that all applicable securities laws are observed in connection any such sale.

         3. Status under Consulting Agreement. The Company and BioSub hereby acknowledge that (a) LFC had performed all of its obligations pursuant to the Consulting Agreement through the time of the termination of the Consulting Agreement by the Company and (b) no breach of the Consulting Agreement by LFC had occurred or was existing at the time the Company elected to terminate the Consulting Agreement.

         4.  Miscellaneous.

         This Agreement contains the entire agreement and understanding of the parties concerning the subject matter hereof and supersedes and replaces all prior and contemporaneous negotiations, proposed agreements and agreements, whether written or oral. This Agreement may be amended or altered and rights hereunder may be waived only by a written instrument signed by the party to be bound thereby.

         This Agreement has been negotiated and executed in and shall be interpreted in accordance with the laws of the State of California applicable to contracts that are negotiated, executed and performed wholly within said state.

         This Agreement may be executed in one or more counterparts, each of which shall be considered an original and all of which together shall constitute one and the same agreement.

         In Witness Whereof, the undersigned have executed this Agreement and Release as of the 20th day of January, 1997.

                                        BioSafe International, Inc.

                                        By  /s/  R. B. Rivkin
                                            --------------------------------
                                        Name  R. B. Rivkin
                                        Title  VP/CFO


                                        BioSafe, Inc.

                                        By  /s/  R. B. Rivkin
                                            --------------------------------
                                        Name  R. B. Rivkin
                                        Title  VP/CFO


                                        Liviakis Financial Consultants, Ltd.

                                        By  /s/  John Liviakis
                                            --------------------------------
                                        Name  John Liviakis
                                        Title  President